INVEST IN **VERDE FINANCE**

Where Instagram meets Bloomberg: The future of Social Investing



VERDE

verde.finance Austin TX

Retail | Technology | Software | B2C | Finance

LEAD INVESTOR

Balaji Jayakumar

The intersection of social media with the market has opened a massive opportunity to promote financial literacy for retail investors. While a number of players in the space seem to be further exacerbating the issue at hand by worsening the chaos in the market and driving up the distractive social noise, Verde's mission is powerful, unique, and in the best interest of the retail-investor. The future scope of their product is also to take note of, as it is is designed to stay relevant across other mediums of investments (web 3.0, real estate, etc). I am impressed by the validation received from prospective users on the product, and confident in the domain-expertise, skills and bond of Goutam, Vijay, and the rest of their stellar team to scale this business.

Invested $10,000 this round

Highlights

1. A massively unmet need with a monster global TAM ($300B) and a mission for financial wellness 💸
2. >91% of GenZ & >25% of Millennial's learn about investing through social media
3. Overwhelmingly positive validation from Key Leaders and our 200+ Beta Users ❤️
4. Highly experienced & talented team of ex-FAANG leaders & engineers 💪
5. Multiple renowned finfluencers onboard for launch (Over 2M+ followers already) 🎬
6. Investing in Verde = Supporting Financial Literacy & Promoting Social Investment Transparency

Our Team



Goutam Mohan Cofounder & Co-CEO

10 years of Software Development & Product Management Experience | Lead enterprise & startup



Goutam Mohan Cofounder & Co-CEO

10 years of Software Development & Product Management Experience | Lead enterprise & startup high performing teams | Part of a startup with a $925M exit

In the age of content creators and influencers, the need for true transparency and promoting strong financial literacy is imperative. New investors have developed a blind trust in social media, and many are damaging their financial future.



Vijay Krishnan Cofounder & Co-CEO



Experienced at scaling & growing B2C platforms, content creation, digital & social media | Ex-Amazon (AWS & Marketplace) | Georgia Tech Alum



Dwarak Ramachandran CTO

20 years of Experience building scalable software | Tech Guru | Cloud Specialist | Advisor to multiple Cloud, AI, IOT startups

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Verde - The new age of social investing

> ***Verde Finance is a modern fintech company on a mission to democratize investment analytics and build a new age social investment network***

The Problem:

Historically speaking, only the hedge funds, banks and government spenders of the world have had the power to really influence market movement. But, over the last few years, we have witnessed a massive paradigm shift due to social media. Common retail investors have now gained the power to swing markets due to collaboration online. This concept is known as social investing. While social investing has become such a powerful tool for retail investors, it has come with its share of problems.

The first problem: Existing social media platforms are just not optimized for social investing. They are simply just online discussion channels, but don't provide any other resources for investors to make well-advised decisions.

The second problem: Education. A fleet of young, new investors are blindly jumping into investments based on what they read online, but this has been extremely financially damaging to many.



VERDE
Our Mission
01 To provide the everyday investor with reliable and affordable investment analytics
02 To build a new age social investment network
We Offer
Reliable & affordable investment analytics.
A social investment platform.
A community dedicated to financial literacy.

The Opportunity:

Verde plans to launch in over 70+ countries, but just to give you an idea, we have some key stats from the USA and India (our first 2 markets).

VERDE
Market Opportunity


Total Addressable Market
160M
Americans invested (55% invested) in the stock market as of 2021 (+33% YoY)
40M Users
are subscribed to investment research sites in the US
50.3M
Indians invested (3.7% population) in the stock market as of 2021 (+62% YoY)
10M Users
US citizens are active members of the social investment community in 2021 (<1M before 2020)
Social Investing is the new trend
01 91% of Gen Z investors used social media to educate themselves on investing (Motley Fool)
02 45% of millennials are more interested in investing in stocks today than they were five years ago (Blackrock)
03 25% of Gen Z & Millennials said they were "finfluenced" on:
• Facebook (33%)
• Instagram (32%)
• Reddit (29%)
• Twitter (27%)

The Product:

Verde is a combination of 3 products that we have carefully crafted to bring peace to the chaos of the investment world.

Let's take a look at Verde Insights, myVerde, and Verde Social.

Verde Insights:

Verde Insights site is a modern investment analysis tool. Unlike traditional stock research sites that just provide large chunks of data or lengthy reports, we are providing insights as a story. We believe everyone should have access to quality "DD", explained simply.


1.0
Verde Insights
Serves customers across 70 exchanges
VERDE
MSFT
73

myVerde:

myVerde extends Verde Insights into a users portfolio. When a user signs up to Verde, they can sync any number of their brokerages to the platform and Verde provides personalized resources to improve their portfolios. This includes: Analysis on which holdings are undervalued or overvalued, the Verde scores for each holding and the overall portfolio, latest news, etc.


2.0
myVerde
Ability to connect all brokerages via Plaid
$130,387.9

Verde Social:

No more obnoxious social feeds with nonsense posts. No more wondering if your favorite finfluencers are actually telling the truth. No more scrolling through Reddit for hours just to find that one useful stock tip.

Optimize your social investing experience with Verde Social and get the info you need quickly & reliably. Discover the content you actually care about & invest with confidence!



VERDE
3.0 Verde Social
The ability to follow friends, family and 'Verdified' users
Mobile App only feature
Instagram for your portfolio with live activity feeds
DM/ Group chat with friends & family
Broadcast messages / trades to followers (Verdified Users)
Discuss insights with the community on the IR site
Q&As

> ***Verdified Users are individuals (celebrities, content-creators, and top-notch investors) who Verde believes embody accountability, honesty, & transparency.***

The Competition:

Verde's timing could not be better. With the markets crashing and retail investors seeing the need to make well advised investment decisions, **Verde is in a prime position for disruption**.



VERDE
Competitive Landscape
Product positioning & feature selection have been done after extensive product market fit analysis
Modern Investment Research | No Social Integration
Modern Investment Research | Social Integration
VERDE
Boring Investment Research | No Social Integration
yahoo!
The Motley Fool
No Investment Research | Social Integration
Commonstock
Public
iris

The Revenue Model:

Verde has 3 main streams of revenue:

- Verde Insights will have a free version, but will charge a very competitive subscription fee for our premium research ($6/month or $50/year)
- On Verde Social, "**Verdified**" users will have the ability to charge their

followers a monthly fee to view their portfolio & trades. From this, Verde takes a 30% commission.

- Whether you're a content creator looking to grow your platform, or a business executive looking to drive exposure on your upcoming IPO, Verde Social allows you to go live and host sponsored events for your audience! Such events would come at an event fee.



VERDE
Revenue Model
Revenue Streams
01
Subscription for Verde Insights Premium
02
Paid followers for Verdified Users (Verde gets a 30% cut).
03
Sponsored Live Chats, AMAs & Featured posts for Verdified Users & Executives
Pricing Tiers
01 Premium Research Subscription: $6 a month or $50 a year
02 Verdified users rates for paid followers (Verde takes 30%) :
• $4.99 • $9.99 • $19.99 • $29.99
03 Sponsored Posts Revenue:
• $2000 or more based on Target Audience size & expected reach

The Growth Plan:

A very enticing aspect of Verde Social is the ability to follow "**Verdified**" users on the platform. But how do we get them on there?

The first step is to identify influencers who already are being followed by our target audience. We then give these influencers an exclusive referral code that they can share with their followers to bring them onto our platform. When each of their followers sign-up for the platform, they will now have their own unique referral links that they can send to their friends and family (kicking off an organic growth of users)

But what about the influencers? Once they send out their codes to their followers, Verde will invite them to become "**Verdified**" users on the platform. What is their incentive? They now can monetize their portfolio, and will already have a set of followers who will want to follow them.

This kicks off what we call our "**Viral Growth Loop**"



Viral Loops
1. Influencer Receives & Sends Exclusive Referral Code
VERDE
Creates buzz within target audience
Competition/Desire for Verdification
4. New Influencers come to Verde to get Verdified
2. Followers send referrals to their friends & family
Verde Platform Growth
Viral Loop of Referrals
Verdified Users like Ryan Pineda (>2M followers) and many more already onboard for a no-cost viral marketing strategy
3. Influencer gets Verdified!

The Vision:

With wildly conservative projections that only takes into account a 0.26% market

penetration in just the USA, Verde projects over $3.5M in revenue by 2024, and over $25M by 2027.

With our target expectations, Verde projects over $100M in revenue by 2027.

(Note: Projections are not a guarantee)

But **Verde** isn't stopping after our first 3 releases:

- With a massive opportunity to expand Verde Social into Web 3.0, Verde will support the ability to share crypto & NFT purchases
- Verde Banking & Wallet's to directly invest in your favorite portfolios & projects

Verde will be the largest investment community in the world

Our Advisors:

One of Verde's strongest driving forces is our incredible advisory board. Each with their own unique backgrounds, they come to us with over **65 years of experience** in finance, product growth and strategy. They are all highly active contributors.

Our Advisors

Jerrell Taylor (Product)
Product @ Google
Ex-Product @ Robinhood
Ex-Growth @ Credit Karma

Anand Balaji (Leadership)
Founder @ XFlow
India Lead @ Stripe
Head of Mobile, BD @ Amazon India

Dr. Sudheer Chava (FinTech)
Economist
Finance Professor @ Georgia Tech

Josh Wilson (Growth)
Growth @ Amazon
OnDeck Partner

65+ years of Finance, Product, Growth & FinTech expertise
Active Advisory Team (meets every 2 weeks)